EXHIBIT 12

HOST MARRIOTT, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED LIMITED PARTNER UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	2002	2001	2000	1999	1998
Income (loss) from operations before income taxes	$(26)	$71	$107	$241	$175
Add (deduct):
Fixed charges	584	577	541	527	419
Capitalized interest	(2)	(8)	(8)	(7)	(4)
Amortization of capitalized interest	6	7	6	6	6
Minority interest in consolidated affiliates	8	16	27	21	52
Net (gains) losses related to certain 50% or less owned affiliate	9	(3)	(27)	(7)	(4)
Distributions from equity investments	6	9	1	1	2
Distributions on preferred limited partner units	(35)	(32)	(20)	(6)	—

Adjusted earnings	$550	$637	$627	$776	$646

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$500	$491	$466	$469	$335
Capitalized interest	2	8	8	7	4
Dividends on convertible preferred securities of subsidiary trust	—	—	—	—	37
Distributions on preferred limited partner units	35	32	20	6	—
Portion of rents representative of the interest factor	47	46	47	45	43

Total fixed charges and preferred limited partner unit distributions	$584	$577	$541	$527	$419

Ratio of earnings to fixed charges and preferred limited partner unit distributions	—	1.1	1.2	1.5	1.5
Deficiency of earnings to fixed charges and preferred limited partner unit distributions	$(34)	—	—	—	—